Paul Dudek

82-1257

IMPERIAL

RECEIVED
2004 JUL -6 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 June 2004

04035443

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Announcement concerning the expiry of the 30 June 2004 Options, lodged with the Australian Stock Exchange Limited on 22 June 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2004

TIME: 16:59:56

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Expiry of 30/6/2004 Options

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Fran Stewart

From: ASX.Online@asx.com.au
Sent: Tuesday, 22 June 2004 5:00 PM
To: Fran Stewart
Subject: IMP - ASX Online e-Lodgement - Confirmation of Release

143674.pdf (20 KB)

ASX confirms the release to the market of Doc ID: 143674 as follows:
Release Time: 22-Jun-2004 16:59:54
ASX Code: IMP
File Name: 143674.pdf
Your Announcement Title: Notice of Expiry of 30 June 2004 Options

IMPERIAL

22 June 2004

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

RE: NOTICE OF EXPIRY OF 30 JUNE 2004 OPTIONS

The Company has on issue 41,439,068 listed Options (IMPOC) exercisable at 10 cents on or before 30 June 2004. Each option held entitles the holder to acquire one fully paid ordinary share in the issued capital of the Company at an exercise price of 10 cents per share.

Official quotation of these options on the Australian Stock Exchange will cease on 23 June 2004. **There is no obligation on Option Holders to exercise these options**.

The market sale price of ordinary fully paid shares in Imperial on ASX was $0.004 on 22 June 2004 being the last day the shares were traded on ASX prior to the date of this notice.

During the three month period preceding the date of the notice: -

- The highest market sale price of fully paid ordinary shares on ASX was $0.008 on 2 April 2004
- The lowest market share price of fully paid ordinary shares on ASX was $0.004 on 22 June 2004

Any Options not exercised by their expiry date will lapse and any rights under the Options will cease.

Should Option Holders have any questions concerning the exercise of these Options, please contact David Hughes, Company Secretary (telephone number: (02) 9251 1846.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550